Exhibit 99.2

NEWS RELEASE

New Pacific Metals Closes C$35 Million Bought Deal Financing

Vancouver, British Columbia – September 29, 2023 – New Pacific Metals Corp. (TSX: NUAG; NYSE American: NEWP) (“New Pacific” or the “Company”) announced today that it has closed (the "Closing") the bought deal financing that was previously announced on September 25, 2023. A total of 13,208,000 common shares of the Company (the “Offered Shares”) were sold under the Offering (as defined below) at a price of C$2.65 per Offered Share (the “Issue Price”) for total gross proceeds of approximately C$35 million (the “Offering”). The Offering was through a syndicate of underwriters (the “Underwriters”), pursuant to the terms of an underwriting agreement between the Company and the Underwriters dated September 26, 2023 (the "Underwriting Agreement").

Silvercorp Metals Inc. (“Silvercorp”) participated in the Offering by subscribing for 2,541,890 Offered Shares, representing approximately US$5 million in gross proceeds (approximately C$6.7 million). As of the Closing, Silvercorp owns, directly and indirectly, approximately 27.4% of the outstanding common shares of the Company (the "Common Shares"). Silvercorp is a related party of the Company for the purposes of National Instrument 61-101 — Protection of Minority Security Holders in Special Transactions

(“NI 61-101”) and the acquisition by Silvercorp of Offered Shares pursuant to the Offering was a related party transaction. The acquisition by Silvercorp of Offered Shares pursuant to the Offering was exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of NI 61-101.

Pan American Silver Corp. (“Pan American”) participated in the Offering by subscribing for 5,083,780 Offered Shares, representing approximately US$10 million in gross proceeds (approximately C$13.5 million). As of the Closing, Pan American owns, directly and indirectly, approximately 11.6% of the outstanding Common Shares.

The Offering was completed by way of a prospectus supplement (the “Prospectus Supplement”) dated September 26, 2023 to the Company’s short form base shelf prospectus dated August 16, 2023 (the “Base Shelf Prospectus”). Copies of the Prospectus Supplement and Base Shelf Prospectus are available under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca.

The Company intends to use the net proceeds of the Offering to advance exploration and development at the Company’s Silver Sand and Carangas projects and for operating expenses, as disclosed in the Prospectus Supplement.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Offered Shares issued pursuant to the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy Common Shares in any jurisdiction, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company’s flagship project, the Silver Sand Silver Project, the Company’s recently discovered Carangas Silver-Gold Project and the Company’s third project, the Silverstrike Silver-Gold Project.

For further information, please contact:

Andrew Williams, Chief Executive Officer
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding the expected use of net proceeds of the Offering.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the Company's ability to use the net proceeds of the Offering in the manner intended and other factors described under the heading “Risk Factors” in the Company’s annual information form for the year ended June 30, 2023 (the “AIF”), its management discussion and analysis for the year ended June 30, 2023 (the “MD&A”) and the Company's other public filings. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to the expectation that the Company will be able to use the net proceeds of the Offering in the manner intended and other factors described under the heading “Risk Factors” in the AIF, the MD&A and the Company's other public filings. This list is not exhaustive of the estimates, assumptions, beliefs, expectations and opinions underlying the Company’s forward-looking statements or information.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company’s annual information form, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.